TELKOM




02041418

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P.S.
5-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date May 20th, 2002

By (Signature)

Setiawan Sulistyono
Head of Investor Relation Unit

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.



TELKOM

INFO MEMO

No.: 166/PR110/UHI/2002
Date : May 20, 2002

This document contains certain financial conditions and results of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements. TELKOM do not guarantee that any action, which should have been taken in reliance on this document will bring specific results as expected.

PT. TELEKOMUNIKASI INDONESIA, Tbk.
ANNOUNCEMENT OF FIRST QUARTER OF 2002 RESULTS

Jakarta, May 20, 2002 - PT Telekomunikasi Indonesia, Tbk. (NYSE:TLK; LSE:TKID; JSX:TLKM) "Telkom", today announced its unaudited consolidated financial statements and operational results for the first quarter, 2002. The consolidated financial statements includes PT Telekomunikasi Seluler ("Telkomsel", 77.72%); PT Dayamitra Telekomunikasi ("Dayamitra": 90.32%); PT Indonusa Telemedia ("Indonusa": 57.50%); PT Infomedia Nusantara ("Infomedia": 51.00%); and PT Graha Sarana Duta ("GSD": 99.99%). All figures in this report are prepared in accordance with Generally Accepted Accounting Principles in Indonesia (Indonesian GAAP).

Conversion rate

For the purpose of convenient translations, unless otherwise specified, the report uses a conversion rate of Rp9,275 to 1 (one) US Dollar as recorded on May 13, 2002 at 04:00 p.m. and the rates applied to assets and liabilities were the buying and selling rates of Rp9,760 and Rp9,790 to US $1.00 on March 28, 2002 at 04:00 p.m. quoted from Reuters.

Income and Earnings

For the first quarter of 2002 the Company reported Earnings Per Share (EPS) of Rp148.69 on Net Income of Rp1,498.76 billion, representing an increase of 45.87% compared to the EPS for the comparable period of 2001. Contributing to the growth of Net Income were mainly the increase in cellular and interconnection revenues.

Total consolidated operating revenues grew by 29.82%, from Rp3,413.30 billion in the first quarter of 2001 to Rp4,431.02 billion in the comparable period of 2002. Total consolidated operating expenses grew by 27.62% from Rp1,641.44 billion in the first quarter of 2001 to Rp2,094.86 billion in the comparable period of 2002. These resulted in a 31.85% increase in consolidated operating income from Rp1,771.86 billion in the first quarter of 2001 to Rp2,336.16 billion in the first quarter of 2002.

EBITDA (consolidated) grew by 29.03% from Rp2,407.82 billion for the first quarter of 2001 to Rp3,106.70 billion in the comparable period of 2002, while EBITDA TELKOM alone for the first quarter of 2002 was Rp2,025.65 billion. The consolidated EBITDA Margin was decreased from 70.54% in the first quarter of 2001 to 70.11% for the comparable period of 2002.

Long-term Debt

The breakdown of total loan portfolio (Telkom only, including current maturities) in original currencies and their Rupiah equivalents as of March 31, 2002 is shown in the following table:

Currences	Years	*Original* Currences (millions)	*Rupiah* Equivalent (billions)	%
IDR/Rupiah *)	2001	4,369.42	4,369.42	41.66
	2002	4,224.62	4,224.62	38.34
US Dollar	2001	414.86	4,322.84	41.21
	2002	533.94	5,227.26	47.44
Japanese Yen	2001	18,174.23	1,511.86	14.41
	2002	18,150.24	1,340.36	12.16
French Franc	2001	149.18	209.07	1.99
	2002	126.16	166.27	1.54
Netherlands	2001	18.27	76.22	0.73
Guilder	2002	15.22	59.71	0.54
Total	2001		10,489.41	100.00
	2002		11,018.22	100.00

) in billions

As of March 31, 2002, 38.34% of the total consolidated loan portfolio was denominated in Rupiah and 61.66% was denominated in foreign currencies, whereas in the same period of 2001, 41.66% of TELKOM's loan portfolio (unconsolidated) was denominated in Rupiah and 58.34 was in foreign currencies.

TELKOM hedges its foreign currencies exposures through time deposit placement, mainly in US Dollar. As of March

31, 2002, the Company's deposit was US$17.3 million, covering approximately 10.18% of all obligations in foreign currencies (loan principal, interest, bank fee, Capex, and others) from April 1, 2002 to March 31, 2003.

CAPEX

TELKOM:

For the year 2002 TELKOM alone budgeted Rp3.2 trillion on CAPEX, and up to the end of this quarter, the Company spent Rp344.85 billion. Out of this amount, approximately Rp237.69 billion was spent for infrastructure development, Rp96.21 billion for PMVIS, and the remaining Rp10.95 billion was for supporting facilities.

During the first quarter of 2002, the Company installed no new lines of switching capacity and completed 11,000 new lines of outside plant (access network).

TELKOMSEL:

By March 31, 2002, Telkomsel had added approximately Rp977 billion investment on network infrastructures and Rp225 billion for other investments such as billing system and up-grading of maintenance centers.

During the first quarter of 2002, Telkomsel installed 343 new BTS', 3,860 TRXs, and added 1,835,000 subscribers capacity to the HLR. These figures show an increase of 50%, 94%, and 74% respectively compared to the figures in 2001.

Fixed Lines In Service

As of March 31, 2002, TELKOM and the KSO Units recorded 7,324,678 lines in service, consisting of 4,008,855 lines in service in TELKOM Regions and 3,315,823 lines in service in KSO Regions.

Net additional fixed lines in service during the first quarter of 2002 were 105,740 lines, which was 1.35% lower than the additional 107,191 lines during the comparable period of 2001. Of the net additional lines in service, 58,950 were added in TELKOM Regions and 46,790 were in KSO Regions.

In the first quarter of 2002, 47,703 subscribers cancelled their lines, 20.74% higher compared to 39,510 subscribers line cancellation in the comparable period of 2001. Of these, 31,048 lines were in TELKOM Regions and 16,655 lines were in the KSO regions. The cancellation consisted of 13,232 business subscribers or 27.74%; 34,190 residential subscribers or 71.67%, and 281 social subscribers or 0.59%.

For the Operational Performance of the first quarter of 2002, please refer to Table 2.

Cellular Services

As of March 31, 2002, the total number of active cellular subscribers of TELKOM's associated companies was 3,868,529. The breakdown for each operator is as follows:

Operator, and Telkom's % ownership	March 31, 2001	March 31, 2002	Growth (%)
TELKOMSEL, 77.72	1,930,756	3,732,788*)	93.33
KOMSELINDO, 35.	55,804	38,245	(31.47)
METROSEL, 20.17.	69,258	78,519	13.37
MOBISEL, 25.00	13,089	8,780	(32.92)
TELESERA, 69.77	7,917	10,197	28.80
TOTAL	**2,076,824**	**3,868,529**	**86.27**

***) Prepaid: 76%**

Human Resources

As of March 31, 2002 TELKOM employed 37,020 persons consisting of 18,586 persons in TELKOM Regions and 18,434 persons in the KSO Regions. Productivity per employee as measured by the number of fixed lines in service per employee as at March 31, 2002 was 197.86 while as at March 31, 2001 was 180.05.

During the first quarter of 2002, TELKOM employees completed an average of 2.31 training days per employee. For the year 2002, the Company targeted an average of 10 training days per employee.

Recent Developments

Organization Restructuring

Pursuant to organization restructuring decided in the Annual General Meeting of Shareholders 2001 results, the BoD and BoC appointed Booz Allen & Hamilton to conduct a study. In order to anticipate the changes of business environment such as technology convergence, deregulation, the demand changes on telecommunication network and services. It is necessary for TELKOM to switch the nature of business, from single business to multi INFOCOM business.Consequently, TELKOM needs to restructure its organization by considering:

a. the end game of the organization is Customer Centric organization model
b. the need of stepping towards the "end game" organization, which the next step is based on the succeed of the previous step.
c. The characteristics of the first step of the model are as follows:
   - Product based
   - Toward market centric organization
   - Sharpen TELKOM as full network and service provider

(see: the macro of end game organization attached).

TELKOM signed conditional SPA with AriaWest

On May 10, 2002, TELKOM and AriaWest reached an agreement to amicably settle all disputes related to the KSO Agreement for Region III, West Java-Banten. In this regards, TELKOM will pay US$64.5 million in cash and

US$120 million in eleven equal semi-annual installments without interest, beginning six months after the closing date. TELKOM also assume AriaWest's debt obligations after the AriaWest debts has been restructured. The transaction is still subject to certain conditions, including among others, the approval from AGM and the restructuring of AriaWest's debt.
As part of the settlement, both parties have agreed to allow TELKOM to have limited interim management control of KSO-III unit. This interim management period will take effect only after certain tax rulings are obtained and continue until August 30, 2002, which is the latest date the transaction must be completed. In addition, on the closing date, both parties have agreed on a settlement relating to all claims between two parties that related to the KSO Agreement for Region III, and to terminate all on-going arbitration proceedings in connection with such dispute.

Exploration of New Cable Network and the Launching of Broadband Access Network 2000's
TELKOM, SingTel, and CAT have signed a MOU last May 13, 2002, to jointly explore the construction of a high capacity fiber optic submarine cable system linking Thailand, Singapore, and Indonesia, with a landing party in Malaysia ("cable network") under consideration.
In addition, TELKOM has completed Broadband Access Network 2000's ("BAN 2000's") in Denpasar, Bali, which covers Nusa Dua, Jimbaran, and Sanur area. The BAN 2000's is a fiber optic transmission network to transfer high-speed internet, video, and voice. It is also used for providing Cable TV services by TelkomVision.

Telkomsel Bond Rating
Telkomsel reached AAA rating for its bonds. Hopefully Pefindo will rate this level to the bond of TELKOM.

Bandung, May 20, 2002



Martono
Corporate Secretary

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, Tbk.

BALANCE SHEETS
MARCH 31, 2001 (PROFORMA) AND 2002
(In Millions of Rupiah and Thousands of U.S. Dollar)

	Consolidated			Unconsol.
ASSETS	2001	2002		2002
	Rp	Rp	U.S. $	
CURRENT ASSETS				
Cash and cash equivalents	6,719,598	3,026,655	326,324	2,258,199
Short-term investments - net	2,174,576	551,500	59,461	550,000
Sub Total	**8,894,174**	**3,578,155**	**385,785**	**3,808,199**
Trade accounts receivables				
Related parties - net of allowance for doubtful accounts of Rp153,472 million in 2001 and Rp360,422 million in 2002	676,800	1,148,980	123,879	1,536,661
Third parties - net of allowance for doubtful accounts of Rp294,939 million in 2001 and Rp281,101 million in 2002	1,141,909	1,390,095	149,875	925,444
Sub Total				
Other account receivable - net of allowance for doubtful accounts of Rp6,921 million in 2001 and Rp28,949 million in 2002	141,067	119,444	12,878	56,291
Inventories - net of allowance for obsolescence of Rp33,365 million in 2001 and Rp51,193 million in 2002	165,688	195,152	21,041	84,284
Prepaid expenses	219,240	360,802	38,900	187,876
Sinking fund	0	304,405	32,820	
TOTAL CURRENT ASSETS	11,238,878	7,097,033	765,178	5,598,755
NON CURRENT ASSETS				
Long-term investments-net	280,026	182,224	19,647	4,897,582
Property, plant and equipment - net of accumulated depreciation of Rp13,657,723million in 2001 and Rp16,675,761million in 2002	20,312,127	22,829,078	2,461,357	15,686,179
Property, plant and equipment under revenue-sharing arrangements - net of accumulated depreciation of Rp 785,096 million in 2001 and Rp862,196 million in 2002	512,177	431,428	46,515	431,428
Advances and other noncurrent assets	617,086	426,536	45,988	290,385
Property not used in operations	7,296	3,421	369	3,416
Advances payment for investment in shares of stock	28,000	0	0	34,802
Intangible assets	0	1,313,105	141,575	1,313,105
Escrow accounts	2	140,590	15,158	140,590
TOTAL NONCURRENT ASSETS	21,756,714	25,326,382	2,730,609	22,797,487
TOTAL ASSETS	32,995,592	32,423,415	3,495,787	28,396,242

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, Tbk.
BALANCE SHEETS
MARCH 31, 2001 (PROFORMA) AND 2002
(In Millions of Rupiah and Thousands of U.S. Dollar, except Share Data)

	2001	2002		Unconsol.
LIABILITIES AND EQUITY	Rp	Rp	U.S.$	2002
CURRENT LIABILITIES				
Trade accounts payable				
Related parties	823,579	881,808	95,074	703,861
Third parties	590,161	917,354	98,906	463,947
Other accounts payable	73,248	72,704	7,839	72,605
Liability for cross-ownership transactions	0	1,693,377	182,574	1,209,555
Taxes payable	482,328	1,227,276	132,321	1,011,647
Dividend payable	120,562	9,084	979	1,397
Accrued expenses	1,073,292	1,208,966	130,347	979,590
Unearned income	263,235	278,849	30,065	68,470
Advances from customers and suppliers	111,071	326,068	35,156	201,343
Short-term bank loan	0	500,000	53,908	0
Current maturities of long-term liabilities	863,906	1,823,629	196,618	1,599,099
TOTAL CURRENT LIABILITIES	**4,401,382**	**8,939,115**	**963,787**	**6,311,514**
NONCURRENT LIABILITIES				
Deferred tax liabilities - net	1,824,124	1,814,281	195,610	1,726,192
Unearned income under revenue-sharing arrangements	267,808	208,110	22,438	207,742
Unearned initial investor payment				
under joint operation scheme	149,656	87,987	9,486	134,733
Long-term liabilities – net of current maturities				
Two-step loans - related party	9,022,144	8,269,600	891,601	8,404,142
Suppliers' credit loans	0	370,072	39,900	0
Bridging loan	0	104,365	11,252	0
Liabilities for acquisition of a subsidiary	0	134,542	14,506	0
Project cost payable	603,360	315,195	33,983	315,195
Others	0	819	88	483,822
Total Long-term Debt	**9,625,504**	**9,194,593**	1,043,494	9,203,159
TOTAL NONCURRENT LIABILITIES	**11,867,092**	**11,304,971**	**1,218,864**	**11,271,826**
MINORITY INTEREST IN NET ASSETS OF SUBSIDIARY	**853,686**	**1,366,427**	**147,324**	**0**
EQUITY				
Capital stock – Rp 500 par value per series-A Dwiwarna share and series-B shares. Authorized – 1 A Dwiwarna share and 39,999,999,999 series-B shares Issued and fully paid – 1 A Dwiwarna share and 10,079,999,639 B shares	5,040,000	5,040,000	543,396	5,040,000
Additional paid-in capital	1,073,333	1,073,333	115,723	1,073,333
Difference due to change of equity in associated companies	427,758	332,987	35,902	332,987
Unrealized loss on decline in value of securities	(203)	(207)	(22)	(207)
Translation adjustment	181,710	179,672	19,372	179,672
Equity in subsidiary resulting from restatement	1,288,563	0	0	0
Difference in value of restructuring transactions between				
Entities under common control	0	(7,402,343)	(798,096)	(7,402,343)
Retained earnings				
Appropriated	193,442	320,393	34,544	320,393
Unappropriated	7,668,829	11,269,067	1,214,993	11,269,067
Total Equity	**15,873,432**	**10,812,902**	**1,165,812**	**10,812,902**
TOTAL LIABILITIES AND EQUITY	32,995,592	32,423,415	3,495,787	28,396,242

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, Tbk.
STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2001 (PROFORMA) AND 2002
(In Millions of Rupiah and Thousands of U.S. Dollar, except Share and ADS Data)

	2001	2002		Unconsol.
	Rp	Rp	U.S.$	2002
OPERATING REVENUES				
Telephone				
Fixed phone	1,385,742	1,664,415	179,452	1,482,828
Mobile phone	890,579	1,508,006	162,588	0
Revenue under Joint Operation Scheme	613,272	609,524	65,717	676,338
Interconnection revenues	304,325	418,194	45,088	376,920
Other telecommunications services	219,377	230,880	24,893	308,640
Total Operating Revenues	**3,413,295**	**4,431,019**	**477,738**	**2,844,726**
OPERATING EXPENSES				
Depreciation	635,967	770,538	83,077	542,652
Operation, maintenance and telecommunications services	337,481	452,917	48,832	188,864
Personnel	382,328	515,388	55,567	407,156
General and administrative	254,085	311,390	33,573	203,903
Marketing	31,579	44,629	4,812	19,149
Total Operating Expenses	**1,641,440**	**2,094,862**	**225,861**	**1,361,724**
OPERATING INCOME	1,771,855	2,336,157	251,877	1,483,002
OTHER INCOME (CHARGES)				
Interest income	246,476	122,288	13,185	89,907
Interest expense	(242,644)	(443,731)	(47,842)	(407,023)
Loss on foreign exchange - net	(234,987)	222,568	23,997	167,081
Equity in net income (loss) of associated companies	8,584	334	36	511,907
Others - net	39,595	94,417	10,180	68,451
OTHER INCOME (CHARGES) - Net	(182,976)	(4,124)	(445)	430,323
INCOME BEFORE TAX	1,588,879	2,332,033	251,432	1,913,325
TAX EXPENSE	(471,060)	(694,342)	(74,862)	(414,561)
INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	1,117,819	1,637,691	176,570	0
MINORITY INTEREST IN NET INCOME OF	(90,324)	(138,927)	(14,979)	0
NET INCOME	1,027,495	1,498,764	161,592	1,498,764
Net income per share	101.93	148.69	0.02	148.69
Net income per ADS (20 series-B shares per ADS)	2,038.68	2,973.74	0.32	2,973.74

Table-1.a.: Breakdown of the Statement of Income
for the Three Months Ended March 31, 2001 and 2002

1	2001 (Rp. Million) 2	2002 (Rp. Million) 3	Growth (%) 4=(3-2)/2
OPERATING REVENUES			
Cellular	**890,579**	**1,508,006**	**69.33**
Fixed-phone			
Local	387,585	479,904	23.82
Long distance	714,749	744,771	4.20
Monthly Subscription charges	239,483	382,639	59.78
Installation charges	20,821	31,770	52.59
Phone cards - Net	5,398	5,873	8.80
Others	17,706	19,458	9.89
Total fixed-phone revenues	**1,385,742**	**1,664,415**	**20.11**
Revenue Under Joint Operation Scheme (JOS)			
Minimum Telkom Revenue (MTR)	403,334	382,832	(5.08)
Distributable Telkom Revenue (DTR)	206,101	224,340	8.85
Amortization of Initial Investor Payments	3,837	2,352	(38.70)
Total Revenue under JOS	**613,272**	**609,524**	**(0.61)**
Interconnection			
International calls	56,338	42,128	(25.22)
Cellular	234,745	359,738	53.25
Others	13,241	16,328	23.31
Total Interconnection revenues	**304,325**	**418,194**	**37.42**
Other Telecommunication Services (OTS)			
Revenue under Revenue Sharing Arrangement	80,140	69,934	(12.74)
Leased lines	25,769	23,403	(9.18)
Satellite transponder	53,828	51,426	(4.46)
Telex and telegram	1,383	1,185	(14.38)
TelkomISDN	6,999	21,174	202.53
Multimedia	43,964	60,972	38.69
Others	7,294	2,786	(61.80)
Total OTS Revenues	**219,377**	**230,880**	**5.24**
Total operating revenues	**3,413,295**	**4,431,019**	**29.82**
Operating expenses			
Depreciation	**635,967**	**770,538**	**21.16**
Operation, Maintenance & Tel. service			
Operation & Maintenance	102,304	193,193	88.84
Cost of Phone Cards	23,137	59,595	157.57
Distributors and telephone kiosks' commissions	113,848	14,187	(87.54)
Other	98,192	185,942	89.37
Total O & M	**337,481**	**452,917**	**34.21**
Personnel	**382,328**	**515,388**	**34.80**
General and Administrative			
Provision for Doubtful Account & Inventory Obsolescence	130,503	67,534	(48.25)
Training,Education & Recruitment	19,729	20,291	2.85
Research, Development & Consultant	20,763	48,506	133.61
Others	83,089	175,159	110.69
Total G & A	**254,085**	**311,390**	**22.55**
Marketing	**31,579**	**44,629**	**41.32**
Total operating expenses	**1,641,440**	**2,094,862**	**27.62**
Operating income	**1,771,855**	**2,336,157**	**31.85**

Table-1.a. (continued): Breakdown of the Statement of Income
for the Three Months Ended March 31, 2001 and 2002

1	2001 (Rp. Million) 2	2002 (Rp. Million) 3	Growth (%) 4=(3-2)/2
Operating income	**1,771,855**	**2,336,157**	**31.85**
Other Income (Charge)			
Interest income	246,476	122,287	(50.39)
Equity in net income (loss) of associated companies	8,584	334	(96.11)
Gain (Loss) on foreign exchange - net	(234,987)	222,568	(194.72)
Interest expense	(242,644)	(443,731)	(82.87)
Others	39,595	94,417	138.46
Total Other Income (Charges) - Net	**(182,976)**	**(4,124)**	**97.75**
Income before tax	**1,588,879**	**2,332,033**	**46.77**
Tax expense	**(471,060)**	**(694,342)**	**(47.40)**
Income before minority interest in net income Of subsidiaries	**1,117,819**	**1,637,691**	**46.51**
Minority interest in net income of subsidiaries	**(90,324)**	**(138,927)**	**(53.81)**
Net income	**1,027,495**	**1,498,764**	**45.87**
Net Income (Loss) per Share	101.93	148.69	45.87
Net Income (Loss) per ADS (20 B shares per ADS)	2,038.68	2,973.74	

Table-1.b.: FINANCIAL RATIOS FOR THE THREE MONTHS ENDED MARCH 31, 2001 & 2002

1	2001 2	2002 3	Growth (%) 4=(3-2)/2
Contribution of pulses to total fixed-phone revenue:			
Local Calls (%)	27.97	28.83	0.86
Domestic Long Distance Calls (%)	51.58	44.75	(6.83)
Monthly subscription charges (%)	17.28	22.99	5.71
Installation charges (%)	1.50	1.91	0.41
Phonecard	0.39	0.35	(0.04)
Others (%)	1.28	1.17	(0.11)
Contribution to total operating revenues:			
Cellular (%)	26.09	34.03	7.94
Fixed-phone (%)	40.60	37.56	(3.04)
Revenue under JOS (%)	17.97	13.76	(4.21)
Interconnection (%)	8.92	9.44	0.52
Other telecommunications services (%)	6.43	5.21	(1.22)
Fixed-phone revenue per average fixed-LIS/ month (Rp)	132,248	144,344	9.15
EBITDA, consolidated (Rp billion)	2,407,822	3,106,695	29.03
EBITDA margin, consolidated (%)	70.54	70.11	(0.61)
Current ratio (%)	2.55	0.84	(67.03)
Return on Assets (%)	3.11	4.60	47.80
Return on Equity (%)	6.47	13.86	114.13
Average collection period (days)	41.61	44.26	6.36
Average on Allowance for Bad Debt (%)	24.66	17.66	(28.37)
Weighted Average Interest Rate (%)	9.51	9.50	(0.01)
Total Effective Cost of Fund (%)	12.56	7.50	(5.06)
Operating Margin (%)	48.09	47.28	(1.69)
Total Long-Term Debt to Total Capitalization (%)	39.79	52.61	32.21
*) for TELKOM Regions only (excl. KSO and cellular)			

Table 2.a.: FIXED TELEPHONE LINE AS OF MARCH 31, 2001 & 2002

1	Unit 2	2001 3	2002 4	Growth (%) 5=(4-3)/3
Exchange Capacity				
TELKOM Division	Lines	4,531,611	4,752,843	4.88
KSO Division	Lines	3,949,262	4,065,809	2.95
Total Exchange Cap (KSO & TELKOM Division)	**Lines**	**8,480,873**	**8,818,652**	**3.98**
Installed Lines				
TELKOM Division	Lines	4,085,316	4,409,342	7.93
KSO Division	Lines	3,581,232	3,704,656	3.45
Total Installed Lines (KSO & TELKOM Divisions)	**Lines**	**7,666,548**	**8,113,998**	**5.84**
Subscribers - TELKOM Division :				
Non PBH Subscribers: Automatic	Lines	3,055,928	3,336,032	9.17
Manual	Lines	0	0	0.00
PBH Subscribers	Lines	396,421	417,647	5.35
Total Subscribers (TELKOM Divisions)	**Lines**	**3,452,349**	**3,753,679**	**8.73**
Subscribers - KSO Division :				
Non PBH Subscribers: Automatic	Lines	2,945,614	3,168,378	7.56
Manual	Lines	102	102	0.00
PBH Subscribers	Lines	16,283	16,293	0.06
Total Subscribers (KSO Division)	**Lines**	**2,961,999**	**3,184,773**	**7.52**
Subscribers – TELKOM & KSO Division				
Non PBH Subscribers: Automatic	Lines	6,001,542	6,504,410	8.38
Manual	Lines	102	102	0.00
PBH Subscribers	Lines	412,704	433,940	5.15
Total Subscribers (TELKOM & KSO Division)	**Lines**	**6,414,348**	**6,938,452**	**8.17**
Public Phone – TELKOM Division :				
Pay Phone: Coin	Lines	50,154	40,288	(19.67)
Card-phone	Lines	30,543	29,885	(2.15)
Total Payphone	**Lines**	**80,697**	**70,173**	(13.04)
Wartel/Kiosk/TUT	Lines	145,365	185,003	27.27
Total Public Phone TELKOM Division	**Lines**	**226,062**	**255,176**	**12.88**
Public Phone - KSO Division :				
Pay Phone: Coin	Lines	19,095	15,992	(16.25)
Card-phone	Lines	15,767	11,785	(25.26)
Total Payphone	**Lines**	**34,862**	**27,777**	**(20.32)**
Wartel/Kiosk/TUT	Lines	94,524	**103,273**	9.26
Total Public Phone KSO Division	**Lines**	**129,386**	**131,050**	**1.29**
Public Phone (TELKOM & KSO Division)				
Pay Phone: Coin	Lines	69,249	56,280	(18.73)
Card-phone	Lines	46,130	41,670	(10.02)
Total Payphone	**Lines**	**115,559**	**97,950**	**(15.24)**
Wartel/Kiosk/TUT	Lines	239,889	288,276	20.17
Total Public Phone (TELKOM & KSO Division)	**Lines**	**355,448**	**386,226**	**8.66**
Lines In Service				
TELKOM Division	Lines	3,678,411	4,008,855	8.98
KSO Division	Lines	3,091,385	3,315,823	7.26
Total Lines In Service (TELKOM & KSO Division)	**Lines**	**6,769,796**	**7,324,678**	**8.20**

Table 2.b.: PULSE PRODUCTION FOR THE THREE MONTHS ENDED MARCH 31, 2001 & 2002

1	Unit 2	2001 3	2002 4	Growth (%) 5=(4-3)/3
Pulse Production:				
Subscribers - TELKOM Division :				
Non-PBH Subscribers	Pulses	6,619,132,904	6,751,937,157	2.01
PBH Subscribers	Pulses	923,059,478	984,667,091	6.67
Total pulse production - TELKOM Division	**Pulses**	**7,542,192,382**	**7,736,604,248**	**2.58**
Subscribers - KSO Division :				
Non-PBH Subscribers	Pulses	6,340,734,774	7,345,230,348	15.84
PBH Subscribers	Pulses	35,986,022	35,605,027	(1.06)
Total pulse production - KSO Division	**Pulses**	**6,376,720,796**	**7,380,835,375**	**15.75**
Subscribers (TELKOM & KSO Division)				
Non-PBH Subscribers	Pulses	12,959,867,678	14,097,167,505	8.78
PBH Subscribers	Pulses	959,045,500	1,020,272,118	6.38
Total pulse production - KSO & TELKOM Division	**Pulses**	**13,918,913,178**	**15,117,439,623**	**8.61**
Public Phones – TELKOM Division				
Pay Phone: Coin	Pulses	99,561,772	71,847,998	(27.84)
Card-phone	Pulses	56,135,188	23,767,139	(57.66)
Wartel/Kiosk/TUT	Pulses	**1,838,252,297**	**1,953,644,603**	6.28
Total public phone - TELKOM Division	**Pulses**	**1,993,949,257**	**2,049,259,740**	**2.77**
Public Phones - KSO Division				
Pay Phone: Coin	Pulses	50,228,484	33,845,633	(32.62)
Card-phone	Pulses	40,549,252	18,266,967	(54.95)
Wartel/Kiosk/TUT	Pulses	2,768,358,180	2,922,578,142	5.57
Total public phone - KSO Division	**Pulses**	**2,859,135,916**	**2,974,690,742**	**4.04**
Public Phones – TELKOM & KSO Division				
Pay Phone: Coin	Pulses	149,720,256	105,693,631	(29.44)
Card-phone	Pulses	96,684,440	42,034,106	(56.52)
Wartel/Kiosk/TUT	Pulses	4,606,610,477	4,876,222,745	5.85
Total public phone - TELKOM & KSO Division	**Pulses**	**4,853,085,173**	**5,023,950,482**	**3.52**
Lines in Service- Production				
TELKOM Division	Pulses	9.536,141,639	9,785,863,988	2.62
KSO Division	Pulses	9,235,856,712	10,355,526,117	12.12
Total LIS's pulse production (TELKOM&KSO Div.)	**Pulses**	**18,771,998,351**	**20,141,390,105**	**7.29**
Pulses per Average Subscriber Line				
TELKOM Division	Pulses/line	2,203	2,077	(5.75)
KSO Division	Pulses/line	2,167	2,334	7.72
Pulses per Avrg. Subscr. Line (TELKOM&KSO)	**Pulses/line**	**2,187**	**2,195**	**0.39**
Pulses per Average LIS				
TELKOM Division	Pulses/line	2,617	2,459	(6.02)
KSO Division	Pulses/line	3,007	3,145	4.61
Pulses per Average LIS (TELKOM&KSO)	**Pulses/line**	**2,795**	**2,770**	**(0.90)**

Table-2.c.: OPERATIONAL RATIO AS AT MARCH 31, 2001 & 2002

1	Unit 2	2001 3	2002 4	Growth (%) 5=(4-3)
Subscriber Mix - TELKOM Division				
Business	Percent	19.34	19.52	0.18
Residential	Percent	80.31	80.31	0.01
Social	Percent	0.35	0.17	(0.18)
Subscriber Mix - KSO Division				
Business	Percent	15.81	16.25	0.43
Residential	Percent	83.75	83.34	(0.41)
Social	Percent	0.44	0.42	(0.02)
Subscriber Mix - TELKOM & KSO Division				
Business	Percent	17.71	18.02	0.30
Residential	Percent	81.90	81.70	(0.19)
Social	Percent	0.39	0.28	(0.11)
Pulses (Local & DLD), Subscriber (TELKOM & KSO)				
Local	Percent	34.89	33.52	(1.37)
DLD	Percent	65.11	66.48	1.37
Utilization Rate (LIS/IL)				
TELKOM Division	Percent	90.04	90.92	0.88
KSO Division	Percent	86.32	89.50	3.18
Utilization Rate (TELKOM & KSO Division)	**Percent**	**88.30**	**90.27**	**1.97**
Capacity Utilization (LIS/EC)				
TELKOM Division	Percent	81.17	84.35	3.17
KSO Division	Percent	78.28	81.55	3.28
Total Capacity Utilization (TELKOM & KSO Division)	**Percent**	**79.82**	**83.06**	**3.23**
Call Completion Ratio (TELKOM & KSO Division)				
Local	Percent	72.99	73.95	0.96
Domestic Long Distance	Percent	63.38	64.70	1.32
Employees				
TELKOM Division	Persons	18,915	18,586	(1.74)
KSO Division	Persons	18,685	18,434	(1.34)
Employees (TELKOM & KSO Division)	**Persons**	**37,600**	**37,020**	**(1.54)**
Productivity (LIS/Employees)				
TELKOM Division	Lines / Empl	194.47	215.69	10.91
KSO Division	Lines / Empl	165.45	179.88	8.72
Productivity (TELKOM & KSO Division)	**Lines / Empl**	**180.05**	**197.86**	**9.89**
Density (LIS Per 100 Inhabitants)				
TELKOM Division	Percent	5.84	6.30	0.46
KSO Division	Percent	1.99	2.08	0.09
Density (TELKOM & KSO Division)	**Percent**	**3.10**	**3.28**	**0.18**

KSO Performance as of March 31, 2002, in the case of revenues, for the three months ended

	KSO-I	KSO-III	KSO-IV	KSO-VI	KSO-VII	TOTAL
Payments to TELKOM						
(billion of Rupiah)						
Minimum TELKOM Revenue	126,969	97,535	96,870	-	61,459	382,833
Distributable TELKOM	81,922	34,166	41,920	-	66,332	224,340
Operational performance						
Exchange capacity (lines)	1,224,762	878,644	770,254	392,062	800,087	4,065,809
Installed lines (lines)	1,147,614	707,842	729,540	356,104	763,556	3,704,656
Lines in service (lines)	1,033,174	648,144	624,823	324,100	685,582	3,315,823
LIS - pulse production (millions)	3,115.32	1,608.55	2,196.45	1,213.03	2,222.17	10,355.53

Attachment:

1. The Balance Sheets , Income Statement, and Operation Data of PT Telkomsel

PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
BALANCE SHEETS
MARCH 31, 2001 AND 2002
(In Millions of Rupiah and Thousands of U.S. Dollar)

ASSETS	2001	2002	
	Rp	Rp	U.S. $
CURRENT ASSETS			
Cash and cash equivalents	713,180	588,862	63,489
Trade accounts receivables			
Related parties			
Third parties - net of allowance for doubtful accounts of Rp63,989 in 2002 and Rp77,542 in 2001	113,643	313,279	33,777
Others	8,277	11,539	1,244
Accrued Income - net of allowance for doubtful accounts of Rp8,620 in 2002 and Rp22,741 in 2001	202,137	280,915	30,287
Inventories - net of allowance for obsolescence of Rp10,723 in 2002 and Rp 8,857 in 2001	53,584	59,638	6,430
Other current assets	270,001	539,660	58,184
TOTAL CURRENT ASSETS	**1,307,238**	**1,793,893**	**193,412**
PROPERTY, PLANT AND EQUIPMENT			
Fixed assets	3,479,039	7,378,367	795,511
Work in progress	1,050,654	490,374	52,871
Accumulated depreciation	(1,041,918)	(1,650,689)	(177,972)
PPE, net	**3,487,775**	**6,218,052**	**670,410**
OTHER ASSETS	**318,126**	**91,432**	**9,858**
TOTAL ASSETS	**5,113,139**	**8,103,377**	**873,679**
LIABILITIES AND EQUITY			
CURRENT LIABILITIES			
Accounts payable			
Trade	144,690	158,649	17,105
Others	6,528	12,164	1,311
Accrued liabilities	694,591	913,453	98,485
Taxes payable	141,033	218,381	23,545
Unearned revenues	216,572	154,328	16,639
Dividend payable	207,885	-	0
Short-term loan	-	500,000	53,908
Other current liabilities	19,999	338,905	36,540
Total current liabilities	**1,431,298**	**2,295,880**	**247,534**
OTHER LIABILITIES			
Obligation under cap.lease-net of current maturities	-	819	88
Total other liabilities	-	**819**	**88**
Equity			
Capital stock – Rp1,000,000 par value			
Authorized – 650,000 shares			
Issued and fully paid – 182,570 shares	182,570	182,570	19,684
Additional paid-in capital	1,285,710	1,504,854	162,248
Retained earnings	2,213,561	4,119,254	444,124
Total Equity	3,681,481	5,806,678	626,057
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	5,113,139	8,103,377	873,679

PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2002
(In Millions of Rupiah and Thousands of U.S. Dollar, except Share and ADS Data)

	2001	2002	
	Rp	Rp	U.S.$
Operating revenues			
Post-paid	520,540	689,980	74,391
Prepaid	298,864	745,961	80,427
International roaming	97,111	102,632	11,065
Interconnection revenues (outpayment)- net	(50,186)	(14,017)	(1,511)
Total Operating Revenues	**866,329**	**1,524,556**	**164,373**
Operating expenses			
Personnel	35,671	61,211	6,600
Operation and maintenance	89,974	224,443	24,199
General and administrative	48,795	58,945	6,355
Marketing	16,150	23,894	2,576
Others	59,771	104,779	11,297
Total Operating Expenses	**250,361**	**473,272**	**51,027**
EBITDA	**615,968**	**1,051,284**	**113,346**
Depreciation and amortization	**95,246**	**196,244**	**21,158**
EBIT	**520,722**	**855,040**	**92,188**
Other Income (charges) - net	**35,095**	**(14,555)**	**(1,569)**
Income before tax	**555,817**	**840,485**	**90,618**
Provision for income tax	**166,761**	**253,325**	**27,313**
Net income	**389,056**	**587,160**	**63,306**

PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
OPERATIONAL INDICATORS AS OF MARCH 31, 2001 & 2002

	Unit	2001	2002	Growth (%)
Customer base				
Sales				
Postpaid	Subscriber	83,263	85,629	3
Prepaid	Subscriber	219,269	505,076	130
Total	Subscriber	302,532	590,705	95
Churn				
Postpaid	Subscriber	33,758	52,684	56
Prepaid	Subscriber	25,357	57,265	126
Total	Subscriber	59,115	109,949	86
Customer base				
Postpaid	Subscriber	706,941	898,156	27
Prepaid	Subscriber	1,223,815	2,834,632	132
Total	Subscriber	1,930,756	3,732,788	93
NETWORK DATA				
BTS/TRX				
BTS Installed	Unit	1,555	2,338	50
TRX on air	Unit	9,733	18,841	94
Element availability				
Overall availability Switching	%	100.00	99.80	0
Overall availability Radio	%	99.61	99.51	0

Availability IN	%	100.00	100.00	0
Availability Voicemail	%	99.66	99.40	0
Capacity				
Switching Capacity	Subscriber	3,335	5,805	74
IN Capacity Customers	Subscriber	1,558	3,506	125
Quality of Service				
Call successful rate	%	88.25	89.21	1
Call completion rate	%	97.31	97.81	1
ARPU				
Postpaid	Rp (thousand)	279	285	2
Prepaid	Rp (thousand)	98	102	4
Blended	Rp (thousand)	166	149	(11)
Market Share	%		51	
Employee				
Total Employees	Persons	1,937	2,477	28
Efficiency (subs per employee)	Subscr/person	997	1,507	51

B. New Organization Structure


KANTOR PERUSAHAAN
DEWAN KOMISARIS
DEWAN DIREKSI
CORP. PLANNING GROUP
CORP. TRANSFORMATION GROUP
INTERNAL AUDITOR
CORP. SECRETARY
DIREKTUR NETWORK
DIREKTUR SERVICES
DIREKTUR KEUANGAN /CFO
DIREKTUR SHARED SERVICES/CIO
Group of Assistants
Group of Assistants
Group of As2sistants
Group of Assistants
Unit Bisnis
Unit Bisnis
Unit Bisnis
Unit Bisnis
UNIT BISNIS